SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2006

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116, JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

RESOLUTIONS ADOPTED AT THE ORDINARY GENERAL MEETING OF SHAREHOLDERS ON JUNE 28, 2006

On June 28, 2006, the registrant sent a notice to its shareholders regarding resolutions adopted at the Ordinary General Meeting of Shareholders held on the same date. Attached is an English translation of such notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Shigehito Katsuki
	Name:	Shigehito Katsuki
	Title:	General Manager
Investor Relations Office
Department IV

Date: June 28, 2006

June 28, 2006

To the Shareholders

From:	Representative Director and President
Norio Wada
Nippon Telegraph and Telephone Corporation
3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo

Re: Resolutions adopted at the 21st Ordinary General Meeting of Shareholders

This is a notice on the matters presented and resolved at the 21st Ordinary General Meeting of Shareholders held today.

Matters Presented:

1.	Report on the business report, consolidated balance sheet, consolidated statement of income and audit results of independent auditors and corporate auditors for the 21st fiscal year (from April 1, 2005 to March 31, 2006).

2.	Report on the balance sheet and statement of income for the 21st fiscal year (from April 1, 2005 to March 31, 2006).

The above matters were presented.

Matters Resolved:

First Item	Approval of proposed appropriation of unappropriated retained earnings for the 21st fiscal year.

It was resolved as proposed that a year-end dividend of ¥3,000 per share will be paid.

Taking into account the results for this fiscal year, it was resolved to pay bonuses in the aggregate of ¥69,000,000 to 14 incumbent Directors and 6 incumbent Corporate Auditors (of which ¥17,100,000 is for Corporate Auditor bonuses).

Second Item	Partial amendment of the Articles of Incorporation

Partial amendment of the Articles of Incorporation was resolved as proposed. The principal details of the amendments are as follows.

(1) In connection with the implementation of the Corporation Law (Law No. 86 of 2005), the Articles of Incorporation were amended.

1. A new provision was established under which any information relating to matters that must be described or otherwise expressed in reference documents concerning the General Meeting of Shareholders will be deemed to have been delivered to shareholders by disclosure on the Internet.

2. A new provision was established stipulating that a resolution of the Board of Directors can be deemed to have occurred, even if a meeting of the Board of Directors is not held.

3. In addition to the foregoing, additions, deletions and modifications to provisions and establishment of new provisions were made throughout the Articles of Incorporation as necessitated by the Corporation Law.

(2) A new provision was established to the effect that the Company may acquire its own shares through market transactions, etc. based on a resolution of the Board of Directors.

(3) A new provision was established concerning the additional purchase of fractional shares.

(4) New provisions were established to the effect that the company may exempt Directors and Corporate Auditors from liability to the extent permitted under the Corporation Law, and that the Company may enter into agreements with outside Directors and outside Corporate Auditors limiting their liability in advance.

Third Item	Election of 11 Directors

It was resolved as proposed that the following 11 persons were elected as Directors: Messrs. Norio Wada, Satoshi Miura, Ryuji Yamada, Shin Hashimoto, Yuji Inoue, Hiroo Unoura, Ken Yagi, Akira Arima, Kiyoshi Kousaka, Takashi Imai, and Yotaro Kobayashi. Mr. Takashi Imai and Mr. Yotaro Kobayashi are outside Directors.

Fourth Item	Election of two Corporate Auditors

It was resolved as proposed that Mr. Susumu Fukuzawa and Mr. Shigeru Iwamoto were elected as Corporate Auditors. Mr. Shigeru Iwamoto is an outside corporate auditor.

Fifth Item	Election of Accounting Auditor

It was resolved as proposed to re-elect ChuoAoyama PricewaterhouseCoopers as Accounting Auditor beginning September 1, 2006, following the expiration of their suspension period. The Financial Services Agency has issued an order suspending ChuoAoyama PricewaterhouseCoopers from providing statutory audit services for purposes of the Corporation Law during the period beginning July 1, 2006 and ending August 31, 2006.

This resolution will take effect on September 1, 2006, following the expiration of the suspension period.

Sixth Item	Award of retirement allowance for retiring Directors and Corporate Auditors and one-time discontinuation payment (uchikiri-shikyuu) in the wake of the abolition of the retirement allowance system

It was resolved as proposed to award retirement allowances to retiring Director Haruki Matsuno, and retiring Corporate Auditors Masao Iseki and Yoshio Miwa for their services during their terms of office. Such awards will be within an appropriate range in accordance with the Company’s standards. It was resolved as proposed that the amount, timing, method of payment and other conditions of such awards will be determined by the Board of Directors for the retiring Director, and by consultation among the Corporate Auditors for the retiring Corporate Auditors.

In addition, at the Board of Directors’ meeting held on May 12, 2006, it was decided that the Company’s retirement allowance system for retiring Directors and Corporate Auditors would be abolished upon conclusion of this year’s Ordinary General Meeting of Shareholders. Accordingly, the Company resolved to make a one-time retirement allowance discontinuation payment to Norio Wada, Satoshi Miura, Ryuji Yamada, Shin Hashimoto, Yuji Inoue, Hiroo Unoura, Ken Yagi, Akira Arima, Kiyoshi Kousaka, Takashi Imai and Yotaro Kobayashi, who were re-elected as Directors, and incumbent Corporate Auditors, namely, Masamichi Tanabe and Johji Fukada. Such awards will be based on length of service through the conclusion of this meeting and be within an appropriate range in accordance with the Company’s standards. It was resolved as proposed that the amount, timing, method of payment and other conditions of such awards will be determined by the Board of Directors for the above-mentioned Directors, and by consultation among the Corporate Auditors for the above-mentioned Corporate Auditors.

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Seventh Item	Revision of remuneration for Directors and Auditors

It was resolved as proposed to revise the compensation amounts for Directors and Corporate Auditors to be no more than ¥750 million and ¥200 million per annum, respectively.

Notes:

1.	The above resolved items 1, 2, 3 and 4 were also approved by the Minister of Internal Affairs and Communications today in accordance with the Law Concerning NTT Corporation, etc.

2.	At the Meeting of the Board of Directors held after this Ordinary General Meeting of Shareholders, the following four persons were elected as Representative Directors and Managerial Directors.

Representative Director; President	Norio Wada
Representative Director; Vice President	Satoshi Miura
Representative Director; Vice President	Ryuji Yamada
Executive Director	Shin Hashimoto

3.	At the Meeting of the Board of Auditors held after this Ordinary General Meeting of Shareholders, Messrs. Johji Fukada and Susumu Fukuzawa were elected as full-time Corporate Auditors.

Payment for the 21st fiscal year year-end dividends

1.	Please find enclosed the “Statement for the 21st fiscal year year-end dividends” and “Account details for payment of the year-end dividends” for those shareholders who wish to specify financial institutions for dividends transfer.

2.	For other shareholders, please find enclosed the “Payment to the postal transfer account” and collect your dividends at your nearby post office as soon as possible.

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